Exhibit 12

Nucor Corporation

2017 Form 10-Q

Computation of Ratio of Earnings to Fixed Charges

	Year-ended December 31,					Nine Months Ended September 30, 2017	Nine Months Ended October 1, 2016
	2012	2013	2014	2015	2016
Earnings	(In thousands, except ratios)
Earnings before income taxes and noncontrolling interests	$697,004	$808,568	$1,147,288	$241,866	$1,298,659	$1,427,716	$1,043,619
Plus: (earnings)/losses from equity investments	13,323	(9,297)	(13,505)	(5,329)	(38,757)	(29,801)	(30,232)
Plus: fixed charges (includes interest expense and amortization of bond issuance costs and settled swaps and estimated interest on rent expense)	179,169	164,128	178,240	178,941	186,437	143,911	140,668
Plus: amortization of capitalized interest	2,550	3,064	4,166	4,062	3,715	3,153	2,906
Plus: distributed income of equity investees	9,946	8,708	53,738	15,132	40,602	48,037	38,474
Less: interest capitalized	(4,715)	(10,913)	(2,946)	(311)	(3,940)	(970)	(2,450)
Less: pre-tax earnings in noncontrolling interests in subsidiaries that have not incurred fixed charges	(83,207)	(94,330)	(99,227)	(112,306)	(104,145)	(50,680)	(88,599)

Total earnings before fixed charges	$814,070	$869,928	$1,267,754	$322,055	$1,382,571	$1,541,366	$1,104,386

Fixed charges
Interest cost and amortization of bond issuance and settled swaps	$178,218	$162,899	$177,088	$177,855	$185,119	$142,456	$139,820
Estimated interest on rent expense	951	1,229	1,152	1,086	1,318	1,455	848

Total fixed charges	$179,169	$164,128	$178,240	$178,941	$186,437	$143,911	$140,668

Ratio of earnings to fixed charges	4.54	5.30	7.11	1.80	7.42	10.71	7.85